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                               August 24, 2020

       Robert Wiley
       Chief Financial Officer
       AMMO, INC.
       7681 E. Gray Road
       Scottsdale, AZ 85260

                                                        Re: AMMO, INC.
                                                            Form 10-Q for the
period ended June 30, 2020
                                                            Filed August 19,
2020
                                                            File No. 001-13101

       Dear Mr. Wiley:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the period ended June 30, 2020

       Financial Statements, page 3

   1. Please revise future quarterly filings to provide comparative interim statements of shareholders' equity
for the prior year interim period. In addition, please ensure that future quarterly
filings after the first quarter include subtotals for each interim period. Refer to Rule
8-03(a)(5) of Regulation S-X.
 Robert Wiley
AMMO, INC.
August 24, 2020
Page 2



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at
(202) 551-
3709 with any questions.



FirstName LastNameRobert Wiley                            Sincerely,
Comapany NameAMMO, INC.
                                                          Division of
Corporation Finance
August 24, 2020 Page 2                                    Office of
Manufacturing
FirstName LastName